SE 04018101 COMMISSION
549

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MAIL PROCESSING RECEIVED MAR 3 0 2004 WASH, D.C. 158 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53309 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flextrade LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road
(No. and Street)

Great Neck (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Kedia 516/627-8993
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) (City) NY (State) 10018 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flextrade LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and CEO

Title

Notary Public

SHEILA M. SCHWARTZ
Notary Public, State of New York
No. 01SO6011909
Qualified in Nassau County
Commission Expires August 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FLEXTRADE LLC

---

## FINANCIAL REPORT

## FOR THE YEAR ENDED DECEMBER 31, 2003

---

# FLEXTRADE LLC

## REPORT INDEX

## DECEMBER 31, 2003

ABA
*Established 1923*

**Anchin, Block & Anchin LLP**
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

## INDEPENDENT AUDITORS' REPORT

**TO THE MEMBER OF
FLEXTRADE LLC:**

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2003 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flextrade LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
March 12, 2004

## FLEXTRADE LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 16,674,679 |
| Accounts receivable, net of $680,000 allowance for doubtful accounts | 7,637,948 |
| **TOTAL ASSETS** | $ 24,312,627 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **LIABILITIES:** | |
| Sales tax payable | $ 122,553 |
| Due to Parent | 573,461 |
| Deferred revenues | 78,292 |
| Customer deposits | 225,500 |
| Total Liabilities | 999,806 |
| **MEMBER'S EQUITY** | 23,312,821 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 24,312,627 |

See the accompanying Notes to the Financial Statements.

## FLEXTRADE LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| **NET REVENUE** | | **$ 21,552,086** |
| **OPERATING EXPENSES (ALLOCATED):** | | |
| Payroll and fringe benefits | $ 268,128 | |
| Professional fees | 10,563 | |
| Occupancy | 3,211 | |
| Registration fees | 1,150 | |
| Other | 32,125 | |
| Total Operating Expenses | | **315,177** |
| **OPERATING INCOME** | | **21,236,909** |
| **INTEREST INCOME** | | **123,340** |
| **NET INCOME** | | **$ 21,360,249** |

See the accompanying Notes to the Financial Statements.

# FLEXTRADE LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Member's Equity, January 1, 2003 | **$ 6,952,572** |
| Net income | **21,360,249** |
| Distributions | **(5,000,000)** |
| Member's Equity, December 31, 2003 | **$ 23,312,821** |

See the accompanying Notes to the Financial Statements.

## FLEXTRADE LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | | **$ 21,360,249** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in: | | |
| Accounts receivable, net | $ (4,735,987) | |
| Sales tax payable | 74,400 | |
| Due to Parent | 561,461 | |
| Deferred revenues | 59,959 | |
| Customer deposits | 164,000 | |
| Total adjustments | | **(3,876,167)** |
| Net Cash Provided by Operating Activities | | **17,484,082** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distribution paid to member | | **(5,000,000)** |
| **NET INCREASE IN CASH** | | **12,484,082** |
| **CASH AND CASH EQUIVALENTS:** | | |
| Beginning of year | | **4,190,597** |
| End of year | | **$ 16,674,679** |

See the accompanying Notes to the Financial Statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity:

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to determine and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for the purpose of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents consist of balances in money market acounts.

Revenue Recognition:

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the initial contract.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member.

## NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

## NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $14,966,431 which was $14,899,777 in excess of its required minimum net capital of $66,654. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

# FLEXTRADE LLC

## NOTES TO THE FINANCIAL STATEMENTS

### NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has an agreement with its Parent, which provides that the Parent will perform all administrative duties for the Company. For the year ended December 31, 2003, $306,524 was incurred in related party fees. For the period through November 30, 2003 the agreement provided for a monthly fee of $1,000. Effective December 1, 2003 the agreement was revised to increase the monthly fee to $295,524. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such monthly amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

### NOTE 5 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts that would have been covered by federal insurance was approximately $15,866,000 at December 31, 2003.

### NOTE 6 - MAJOR CUSTOMERS:

For the year ended December 31, 2003 one customer accounted for 12% of total revenue. Certain larger customers of the broker-dealers which license the Company's products may influence the selection of the software to be used.

ABA
Established 1923

**Anchin, Block & Anchin LLP**
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

# INDEPENDENT AUDITORS' REPORT

# ON

# SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**TO THE MEMBER OF
FLEXTRADE LLC:**

We have audited the accompanying financial statements of Flextrade LLC as of December 31, 2003 and have issued our report thereon dated March 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
March 12, 2004

## FLEXTRADE LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

## AS OF DECEMBER 31, 2003

| | | |
|---|---|---|
| TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 23,312,821 | |
| NONALLOWABLE ASSETS | 8,346,390 | (A) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 14,966,431 | |
| HAIRCUTS ON SECURITIES | - | |
| NET CAPITAL | 14,966,431 | |
| MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $999,806 OR $5,000 WHICHEVER IS GREATER | 66,654 | |
| EXCESS NET CAPITAL | $ 14,899,777 | |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003) | | |
| NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT | $ 15,092,315 | |
| DIFFERENCES DUE TO AUDIT ADJUSTMENTS | (125,884) | |
| NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d) | $ 14,966,431 | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 999,806 | |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .07 to 1 | |

| | | |
|---|---|---|
| (A) Consisting of: | Accounts receivable, net | $ 7,637,948 |
| | Checks received in December 2003 deposited in bank in January 2004 and included in cash and cash equivalents | 708,442 |
| | | $ 8,346,390 |

See Independent Auditors' Report on Supplementary Information.